Exhibit 99.1

ENERPLUS FILES ANNUAL DISCLOSURE DOCUMENTS

CALGARY, March 11 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) has filed today its annual information form ("AIF") for the year ended December 31, 2010 with the Canadian securities regulatory authorities. The AIF includes the disclosure and reports relating to Enerplus' oil and gas reserves data and other information required to be disclosed under National Instrument 51-101. The AIF, along with Enerplus' previously filed audited annual financial statements and management's discussion and analysis for the 2010 fiscal year, are available on the SEDAR website at www.sedar.com and on Enerplus' website at www.enerplus.com. Enerplus has also filed its annual report on Form 40-F, which includes the AIF and Enerplus' audited annual financial statements and management's discussion and analysis for the 2010 fiscal year, with the U.S. Securities and Exchange Commission. A copy of the Form 40-F is available on the EDGAR website at www.sec.gov. Shareholders may request a hard copy of the above documents free of charge by contacting Enerplus' Investor Relations Department as set forth below.

Enerplus also filed on SEDAR and EDGAR its information circular relating to its 2011 annual general meeting of shareholders to be held on Friday, May 13, 2011, which will be mailed in early April to shareholders of record on March 25, 2011.

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    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Corporation
    >>

For further information: Please contact our Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com